UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549




02067952

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

Commission file number
001-03344

The Earthgrains Company Employee Stock Ownership/401(k) Plan
(Full title of the plan)

SARA LEE CORPORATION,
as successor to The Earthgrains Company,
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS THE EARTHGRAINS COMPANY EMPLOYEE STOCK OWNERSHIP/401(k) PLAN JUNE 30, 2002 AND 2001

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Earthgrains Company
Employee Stock Ownership/401(k) Plan

We have audited the accompanying statement of net assets available for benefits of The Earthgrains Company Employee Stock Ownership/401(k) Plan (the "Plan") as of June 30, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of The Earthgrains Company Employee Stock Ownership/401(k) Plan as of June 30, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated November 2, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended June 30, 2002, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - schedule of assets (held at end of year) and Schedule H, line 4j - schedule of reportable transactions are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended June 30, 2002, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
December 17, 2002

175 W. Jackson
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

audit report previously issued by Arthur Andersen LLP

The Earthgrains Company
Employee Stock Ownership/401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2002

	Allocated	Unallocated	Total
Assets			
Investments, at fair value			
Sara Lee Corporation common stock	$ 15,944,022	$ 23,310,755	$ 39,254,777
Anheuser-Busch Companies, Inc. common stock	13,594,158	-	13,594,158
Merrill Lynch Equity Index Trust Fund	11,593,488	-	11,593,488
AIM Blue Chip Fund	6,923,822	-	6,923,822
AIM Balanced Fund	5,802,002	-	5,802,002
Merrill Lynch Institutional Fund	62,590,336	-	62,590,336
Oppenheimer U.S. Government Fund	7,332,014	-	7,332,014
Merrill Lynch Basic Value Fund	7,464,903	-	7,464,903
Managers International Equity Fund	1,216,956	-	1,216,956
Massachusetts Investors Growth Stock Fund	3,932,299	-	3,932,299
Bank of New York Collective Short Term Investment Fund	-	807	807
Participant loans	5,695,099	-	5,695,099
Total investments	142,089,099	23,311,562	165,400,661
Non-interest-bearing cash	45,690	-	45,690
Receivables			
Employee contributions	267,123	-	267,123
Employer contributions	498,004	-	498,004
Interest	60,100	-	60,100
Total receivables	825,227	-	825,227
Total assets	142,960,016	23,311,562	166,271,578
Liabilities			
Notes payable	-	4,283,204	4,283,204
Due to broker	450,952	-	450,952
Total liabilities	450,952	4,283,204	4,734,156
Net assets available for benefits	$ 142,509,064	$ 19,028,358	$ 161,537,422

The accompanying notes are an integral part of this statement.

The Earthgrains Company
Employee Stock Ownership/401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2001

	Allocated	Unallocated	Total
Assets			
Investments, at fair value			
The Earthgrains Company common stock	$ 56,418,222	$ 20,104,396	$ 76,522,618
Anheuser-Busch Companies, Inc. common stock	12,127,964	-	12,127,964
Merrill Lynch Equity Index Trust Fund	9,472,020	-	9,472,020
AIM Blue Chip Fund	5,674,674	-	5,674,674
AIM Balanced Fund	3,692,650	-	3,692,650
Merrill Lynch Institutional Fund	1,842,459	852	1,843,311
Oppenheimer U.S. Government Fund	1,870,602	-	1,870,602
Merrill Lynch Basic Value Fund	776,985	-	776,985
Managers International Equity Fund	201,661	-	201,661
Massachusetts Investors Growth Stock Fund	200,691	-	200,691
Participant loans	2,750,685	-	2,750,685
Total investments	95,028,613	20,105,248	115,133,861
Receivables			
Employee contributions	289,237	-	289,237
Employer contributions	545,150	-	545,150
Interest	26,536	3	26,539
Total receivables	860,923	3	860,926
Total assets	95,889,536	20,105,251	115,994,787
Liabilities			
Notes payable	-	5,850,000	5,850,000
Other	74,085	-	74,085
Total liabilities	74,085	5,850,000	5,924,085
Net assets available for benefits	$ 95,815,451	$ 14,255,251	$ 110,070,702

The accompanying notes are an integral part of this statement.

The Earthgrains Company
Employee Stock Ownership/401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended June 30, 2002

	Allocated	Unallocated	Total
Additions			
Contributions			
Employee	$ 12,443,351	$ -	$ 12,443,351
Employer	5,809,473	1,361,141	7,170,614
Rollover	8,758,594	-	8,758,594
Total contributions	27,011,418	1,361,141	28,372,559
Investment income			
Interest and dividends	2,315,595	764,609	3,080,204
Net appreciation in fair value of investments	20,693,951	10,502,582	31,196,533
Total investment income	23,009,546	11,267,191	34,276,737
Total additions	50,020,964	12,628,332	62,649,296
Deductions			
Interest expense	-	410,484	410,484
Distributions to participants	10,452,283	-	10,452,283
Administrative expenses	302,309	17,500	319,809
Total deductions	10,754,592	427,984	11,182,576
Allocation of shares (net of dividends) of The Earthgrains Company (21,332 shares) and Sara Lee Corporation common stock (345,079 shares), at fair value	7,427,241	(7,427,241)	-
Net increase	46,693,613	4,773,107	51,466,720
Net assets available for benefits			
Beginning of year	95,815,451	14,255,251	110,070,702
End of year	$ 142,509,064	$ 19,028,358	$ 161,537,422

The accompanying notes are an integral part of this statement.

The Earthgrains Company
Employee Stock Ownership/401(k) Plan
NOTES TO FINANCIAL STATEMENTS
June 30, 2002 and 2001

NOTE A - DESCRIPTION OF THE PLAN

The following summary of The Earthgrains Company Employee Stock Ownership/401(k) Plan (the "Plan") is intended to provide only a general description of the Plan. Participants should refer to the Plan document for complete information.

General

The Plan is a defined contribution plan which includes a company match designed to invest in employer common stock. The Plan, as amended, has a leveraged employee stock ownership plan ("ESOP") component, and is designed to comply with applicable sections and the regulations thereunder of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Earthgrains Company ("Earthgrains") was acquired by the Sara Lee Corporation ("Sara Lee") in August 2001. Earthgrains and Sara Lee collectively are referred to as the Employer. Employer contributions made to the Plan subsequent to the acquisition are in the form of Sara Lee common stock.

The Plan purchased Earthgrains common stock using the proceeds of notes issued under the Plan. The notes payable are to be repaid by Employer contributions to the Plan. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is released and allocated to eligible participants' accounts in accordance with applicable regulations under the IRC.

The notes are collateralized by the unallocated shares of stock and are guaranteed by the Employer. Accordingly, the financial statements of the Plan for the years 2002 and 2001 present separately the assets and liabilities and changes therein pertaining to:

1. The accounts of employees with vested rights in allocated stock (allocated) - 772,482 shares of Sara Lee common stock and 2,169,932 shares of Earthgrains common stock at June 30, 2002 and 2001, respectively.

2. Stock not yet allocated to employees (unallocated) - 1,129,397 of Sara Lee common stock and 773,246 shares of Earthgrains common stock at June 30, 2002 and 2001, respectively.

The fair value of Sara Lee common stock was $20.64 per share at June 30, 2002. The fair value of Earthgrains common stock was $26.00 per share at June 30, 2001.

Bank of New York is the trustee for the unallocated collateral associated with the notes payable as well as the notes payable (see note D). The remainder of the other assets are held by Merrill Lynch Trust Company, FSB ("Merrill Lynch").

NOTE A - DESCRIPTION OF THE PLAN - Continued

General - Continued

On August 8, 2001, the fair value of investments related to participant deferrals in Earthgrains common stock (based on a quoted market price of $40.22 per share) was transferred to the Merrill Lynch Institutional Fund, from which the participants elected their investment options.

Plan Participation

The Plan is a defined contribution plan covering U.S. full-time and part-time employees of Earthgrains and its' participating divisions or subsidiaries (and those same employees in the Sara Lee Bakery Group, as defined, subsequent to Sara Lee's acquisition of Earthgrains) who have attained the age of 21. In addition, those employees who are not covered by a collective bargaining unit ("Nonunion") must complete six months of continuous service before qualifying for participation in the Plan. Those employees who are covered by a collective bargaining unit ("Union") must complete 12 months of continuous service before qualifying for participation in the Plan.

Employee Contributions

A participant may contribute from 1% to 16% of his or her compensation (as defined), subject to certain IRC and Plan limitations, through payroll deductions. All contributions may be before tax, after tax, or a combination of both at the participant's election. Participant contributions vest and become nonforfeitable immediately, including actual earnings thereon.

Employer Contributions

Matching contributions are made by the Employer in the form of Employer common stock. For Union employees, the Employer contributes a matching amount equal to 50% of a participant's matched contributions, not less than 1% and not to exceed 3% of the participant's annual compensation. Union employees are vested in the Employer-matched contributions upon completion of two years of service. If employment terminates prior to the completion of the two-year vesting period, any Employer-matched contributions shall be forfeited. Forfeitures are used to reduce the administrative expenses of the Plan, with any amounts remaining used to reduce employer contributions. For Nonunion employees, the Employer contributes a matching amount equal to 100% of a participant's matched contributions, not less than 1% and not to exceed 4% of the participant's annual compensation. Nonunion employees are vested in the Employer-matched contributions at all times. At June 30, 2002 and 2001, forfeited nonvested accounts totaled $-0-.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Investments

At least 50% of each participant's matched contributions must be invested in Employer common stock for at least one full year after the date the matched contributions are credited to the Plan (see note E for further information). At the end of the one-year period, participants may elect to invest the matched contributions in any other investment funds.

Participant contributions can be invested in increments of 1% into any fund established under the Plan. Earnings thereon are reinvested in the fund to which they relate. Participants may change their investment elections daily.

Distributions

The Plan permits three types of in-service withdrawals: a non-hardship withdrawal, an age 59-1/2 withdrawal, and a hardship withdrawal, as defined in the Plan document, subject to certain restrictions. All in-service withdrawals are distributed in cash. Termination distributions from Employer common stock and Anheuser-Busch Companies, Inc. common stock are in the form of a stock certificate for all full shares and a check for the fair market value of any partial shares. Alternatively, the participant may elect to receive the fair market value of this common stock in cash. The value of any investments in other funds will be distributed in cash by a check, unless the participant elects to have these amounts converted to Employer stock prior to distribution.

Participant Loans

A participant may borrow against before-tax and/or after-tax account balances. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000, less the highest outstanding loan balance under the Plan during the last 12 months or 50% of the vested account balance. The interest rate is set at the prime rate plus one percentage point. Once the loan has been approved, the interest rate is fixed for the entire term of the loan. The term of the loan for the purchase of a principal residence may be up to 10 years; the term for any other reason may not exceed 5 years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by Merrill Lynch prior to the time that such rights are to be exercised. Bank of New York is required, however, to vote any unallocated shares, as defined.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited with amounts deferred by the participants, earning thereon, and on a monthly basis with an allocation of shares of the Employer's common stock released from the unallocated account. Allocations are based on the Employer contribution calculation discussed above.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Except for participant loans, investments are stated at fair value based on the quoted market prices. Participant loans are valued at cost, which approximates fair value.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Security Transactions and Investment Income

Investment purchases and sales are recorded on a trade-date basis. The related realized gains and losses are calculated on a participant-specific cost basis aggregated at the Plan level. Interest and dividend income are recorded on the accrual basis. Net realized and unrealized appreciation (depreciation) in fair value of investments is comprised of the change in market value compared to the cost of investments retained in the Plan and realized gains and losses on security transactions, which represent the difference between proceeds and cost.

Administrative Expenses

Under the Plan, participants are charged an annual record-keeping fee in addition to a loan fee, if applicable. The record-keeping fee is charged against earnings on the participants' investments. In addition, certain trustee fees are paid by the Plan; all other fees of the Plan are paid by the Employer.

Distributions to Participants

Distributions to participants for benefits are recorded when paid (or when distributed, in the case of stock distributions).

NOTE C - INVESTMENTS

During the year ended June 30, 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $31,196,533 as follows:

Common stock	$37,730,588
Common Collective Trust Fund	(2,230,179)
Mutual fund	(4,303,876)
Total net appreciation	$31,196,533

NOTE D - NOTES PAYABLE

In July 1996, the Plan issued $16,799,352 of guaranteed 8% notes to Earthgrains. The proceeds of the notes were used to purchase 513,114 shares of Earthgrains common stock. The number of these shares increased as a result of the two-for-one stock splits occurring on July 28, 1997, and July 20, 1998. In conjunction with Sara Lee's acquisition of Earthgrains, Sara Lee assumed the outstanding obligation of the notes.

Unallocated shares are collateral for the notes. The agreement provides for quarterly interest payments and the right to prepay the entire outstanding balance, or any portion thereof, prior to maturity, without penalty or premium. The agreement provides for the notes to mature on June 30, 2006. The total notes payable payments, including prepayments of principal and interest amounts, made to the Employer were $1,977,280 for the year ended June 30, 2002.

NOTE E - NON-PARTICIPANT-DIRECTED INVESTMENTS

Employer common stock is an investment that contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to Plan activity associated with Employer common stock is as follows:

	2002	2001
Net assets		
Earthgrains common stock	$ -	$76,522,618
Sara Lee common stock	39,254,777	-
Company contribution receivable	498,004	545,150
	$ 39,752,781	$77,067,768
Changes in net assets		
Participant contributions	$ 1,062,700	
Rollover contributions	1,612,535	
Employer contributions	7,170,614	
Net appreciation	35,040,766	
Dividends and other income	156,890	
Benefits paid to participants	(7,654,228)	
Interfund transfers	(74,553,368)	
Other expenses	(150,896)	
	$(37,314,987)	

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of June 30:

	2002	2001
Net assets available for benefits per the financial statements	$161,537,422	$110,070,702
Amounts allocated to withdrawing participants	-	(67,461)
Net assets available for benefits per the Form 5500	$161,537,422	$110,003,241

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended June 30, 2002:

Distributions to participants per the financial statements	$10,452,283
Add amounts allocated to withdrawing participants at June 30, 2002	-
Less amounts allocated to withdrawing participants at June 30, 2001	(67,461)
Distributions to participants per the Form 5500	$10,384,822

NOTE G - TRANSACTIONS WITH PARTIES IN INTEREST

Merrill Lynch is a party-in-interest according to Section 3(14) of ERISA, and serves as a plan fiduciary and investment manager to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Plan to Merrill Lynch were approximately $300,000 for the year ended June 30, 2002.

Bank of New York is also a related party-in-interest. Fees paid by the Plan to the Bank of New York were $17,500 for the year ended June 30, 2002.

Employers are also parties-in-interest according to Section 3(14) of ERISA.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE I - TAX STATUS

The Internal Revenue Service has determined and informed Earthgrains by a letter dated April 23, 1998, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULES

The Earthgrains Company
Employee Stock Ownership/401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
June 30, 2002

Shares	Identity of issue, borrower, lessor or similar party	Description of investment	Historical cost (b)	Current value
	Sara Lee Corporation (a)	Common stock	$ 40,118,285	$ 39,254,777
	Anheuser-Busch Companies, Inc.	Common stock		13,594,158
	Merrill Lynch (a)	Equity Index Trust Fund		11,593,488
	AIM	Blue Chip Fund - Class A		6,923,822
	AIM	Balanced Fund		5,802,002
	Merrill Lynch (a)	Institutional Fund		62,590,336
	Oppenheimer	U.S. Government Fund		7,332,014
	Merrill Lynch (a)	Basic Value Fund		7,464,903
	Managers	International Equity Fund		1,216,956
	Massachusetts Investors	Growth Stock Fund		3,932,299
	Bank of New York (a)	Collective Short Term Investment Fund		807
	Participant Loan Fund (5.75%-8.75%)	Participant loans (a)		5,695,099
				$ 165,400,661

(a) Represents a party-in-interest.
(b) Historical cost has been omitted for investments that are fully participant directed.

The Earthgrains Company
Employee Stock Ownership/401(k) Plan
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
Year ended June 30, 2002

		Sales		
Description of asset	Purchase price	Selling price	Cost of asset	Net gain (loss)
Sara Lee Corporation common stock	$ 30,000,000	$ 3,852,298	$ 3,839,347	$ 12,951
The Earthgrains Company common stock	1,377,470	30,358,384	6,250,141	24,108,243

(a) Represents a single transaction or a series of transactions exceeding 5% of the Plan's assets on the first day of the Plan year.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 19, 2002

The Earthgrains Company Employee Stock Ownership/401(k) Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee



By: ____

Roderick A. Palmore, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

The statement of net assets available for plan benefits as of June 30, 2001 for The Earthgrains Company Employee Stock Ownership/401(k) Plan was audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included herein. On March 14, 2002, Sara Lee dismissed Arthur Andersen LLP as its independent public accountants. Arthur Andersen LLP has informed Sara Lee that Arthur Andersen LLP will no longer be able to issue written consents to the inclusion of its reports in Sara Lee's filings with the Securities and Exchange Commission, and Arthur Andersen LLP has not consented to the inclusion of its report on the financial statements for the fiscal years ended June 30, 2001 contained in this annual report. Rule 437a of the Securities Act of 1933, as amended, permits the inclusion of Arthur Andersen LLP's report on the financial statements contained in this annual report without their consent. Because Arthur Andersen LLP has not consented to the inclusion of its report in this annual report, your ability to recover for claims against Arthur Andersen LLP may be limited. In particular, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

Exhibit No.	Description
23	Consent of Grant Thornton LLP

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into The Earthgrains Company Employee Stock Ownership/401(k) Plan's previously filed Registration Statement File No. 333-68958.

Grant Thornton LLP

Chicago, Illinois
December 17, 2002

175 W. Jackson
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International